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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BENIHANA INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

082047101

(CUSIP Number)

ALAN B. LEVAN
2100 WEST CYPRESS CREEK ROAD,
FT. LAUDERDALE, FL 33309
(954) 940-4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 082047101

1.	Name of Reporting Person: BFC FINANCIAL CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 59-2022148

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,052,632

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,052,632

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,052,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.5%

14.	Type of Reporting Person (See Instructions): CO

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     This Amendment No. 1 to the Statement on Schedule 13D date July 1, 2004, is filed by BFC Financial Corporation (“BFC”). The event which prompted the filing of this Amendment was the purchase by BFC from Benihana, Inc. (the “Issuer”) on August 4, 2005 of 400,000 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding the following thereto:
     On June 8, 2004, BFC entered into a preferred stock purchase agreement (the “Purchase Agreement”) with the Issuer pursuant to which it agreed to purchase up to an aggregate of 800,000 shares of Series B Preferred Stock. The closing of the purchase and sale of an initial 400,000 shares of the Series B Preferred Stock occurred on July 1, 2004 and in accordance with the Purchase Agreement the Issuer had the right to require that BFC purchase any or all of the remaining 400,000 shares at its election at any time on or after June 8, 2005. The Issuer exercised this right and BFC purchased the remaining 400,000 shares of Series B Preferred Stock on August 4, 2005. BFC paid an aggregate of $10,000,000 for the remaining 400,000 shares of Series B Preferred Stock, which purchase price was funded from BFC’s working capital.
Item 5. Interest in the Securities of the Issuer
     Item 5 is amended in its entirety as follows:
     BFC may be deemed to be the beneficial owner of 1,052,632 shares of Common Stock of the Issuer that it has the right to acquire upon conversion of the 800,000 shares of Series B Preferred Stock which it purchased. BFC possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all of those shares. Based on the 2,956,479 shares of Common Stock reported as outstanding by the Issuer on its Annual Report on Form 10-K/A for the year ended March 27, 2005, BFC may be deemed to beneficially own approximately 26.5% of all outstanding shares of Common Stock of the Issuer.
     John E. Abdo, BFC’s Vice Chairman of the Board, may be deemed to be the beneficial owner of 20,000 shares of Common Stock of the Issuer, which includes 5,000 shares that Mr. Abdo has the right to acquire upon exercise of stock options. Mr. Abdo possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all those shares. Based on the 2,956,479 shares of Common Stock reported as outstanding by the Issuer on its Annual Report on Form 10-K/A for the year ended March 27, 2005, Mr. Abdo may be deemed to beneficially own approximately 0.7% of all outstanding shares of Common Stock of the Issuer. Mr. Abdo used personal funds to acquire the shares beneficially owned by him (other than shares which Mr. Abdo has the right to acquire upon exercise of stock options).
     Except as set forth above, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any Common Stock of the Issuer during the past 60 days. No person except for BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION
By:	/s/ Glen R. Gilbert
Glen R. Gilbert,
Executive Vice President and Chief Financial Officer

Dated: August 11, 2005

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